ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 20, 2025

VIA EDGAR CORRESPONDENCE

Ms. Kim McManus

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)
File Nos. 333-288636

Dear Ms. McManus:

This letter provides the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided by telephone on August 15, 2025 regarding the Registrant’s registration statement on Form N-14 (the “Registration Statement”) filed on July 11, 2025 with respect to the proposed reorganization of First Sentier American Listed Infrastructure Fund and First Sentier Global Listed Infrastructure Fund (each an “Acquired Fund” and, collectively, the “Acquired Funds”) , each a series of Advisors Series Trust, with and into corresponding series of the Registrant of the same name (each an “Acquiring Fund” and, collectively, the “Acquiring Funds”). Some of the comments in this letter also relate to the previous letter the Registrant provided on August 13, 2025, responding to previous comments the Staff had provided on the Registrant’s Registration Statement (the “Previous Comment Response Letter”).

For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.

Comment: As a follow up to Comment 12 of the Previous Comment Response Letter, it appears that shareholders of the Acquired Funds must authorize a “merger or consolidation, Share conversion or Share exchange.” In contrast, it appears that trustees for the Acquiring Funds can authorize such transactions without shareholder approval. Please revise the synopsis at the beginning of the prospectus to highlight this significant difference in shareholder rights as a result of the proposed transaction. See Item 3(b) of Form N-14 and IM Guidance update 2014-02.

Response: The Registrant has added the following section under “Summary of the Proposed Reorganizations.”

Will there be any significant difference in shareholder rights as a result of the Reorganizations?

The Acquired Funds are series of a Delaware statutory trust, and the Acquiring Funds are series of a Massachusetts business trust. Whereas shareholders of the Acquired Funds must generally vote to authorize mergers or consolidations, share conversions or share exchanges of their respective Fund, such actions may not be subject to approval by shareholders of Acquiring Funds with respect to their respective Funds. Additionally, Shareholders of the Acquiring Funds are limited in their ability to bring or maintain derivative and direct claims on behalf of or against the Trust, whereas Acquired Fund shareholders are not so limited under the terms of the applicable Fund’s organizational documents. Please see the section titled “Rights of Shareholders” for additional information.

2.

Comment: With respect to Comment 13 of the Previous Comment Response Letter, the Staff requests that the Registrant revise the “Derivative and Direct Claims” line item disclosure in the N-14 to state that this provision does not apply to claims arising under the federal securities laws.

Response: The Registrant has revised the noted line item to add the following statement at the end of the line item: “This provision shall not apply to claims under federal securities laws.”

3.

Comment: With respect to Comment 16 of the Previous Comment Response Letter, the Staff is re-making their comment to please state whether the Board considered changes to shareholder rights in its approval of the Reorganization Agreement.

Response: The Registrant has added the following bullet to the “What factors did the AST Board consider?” section.

●	Any changes to shareholder rights that would result from the Reorganizations.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica Reece
Jessica Reece, Esq.

cc:	Heather Flokos, Esq.
Barbara Nelligan

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